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                                                                     EXHIBIT 2.1

                            ASSET PURCHASE AGREEMENT

         This is an Asset Purchase Agreement dated on January 26, 2001 (the "Agreement"), by and among (i) Ayrshire Electronics LLC, a Kentucky limited liability company (the "Buyer"), and (ii) Baldwin Piano & Organ Company, a Delaware corporation (the "Seller").

         THE PARTIES, INTENDING TO BE LEGALLY BOUND, AGREE AS FOLLOWS:

Article 1 Purchase and Sale of Assets

         1.1 Purchased Assets. The Seller hereby agrees to sell, assign, transfer and convey to the Buyer, and the Buyer hereby agrees to purchase from the Seller, good title to the assets, furniture, trade fixtures and equipment located at Seller's Fayetteville, Arkansas facility, inventory, Licenses, goodwill, books and records, Accounts Receivable, Intellectual Property Assets, tooling located at outside suppliers, prepaid items, deposits, the Seller's website www.baldwince.com (including content, look and feel), automobiles and trucks, in each case primarily relating to and used by the Seller in the operation of the Seller's contract electronics division (the "Business"), including without limitation, the assets described on Schedule 1.1 (collectively, the "Purchased Assets"), free and clear of all claims, liens, security interests, mortgages, encumbrances and restrictions whatsoever (except for any title retention agreements with the lessors under the Equipment Leases (as defined below)) (collectively, "Liens"). Any leased or owned real estate, including real estate fixtures and the property described in Section 8.1 of the Lease, will be excluded from the Purchased Assets, except as otherwise provided in paragraph 1.6. Cash and cash-like items and the Seller's name (Baldwin) and all Marks, Copyrights and Trademarks related to the Seller's name will be excluded from the Purchased Assets.

         1.2 Assumption of Trade Payables and Equipment Leases.

                  (a) The Buyer will assume the trade payables (the "Trade Payables") set forth on the December 31, 2000 Balance Sheet relating to the Business attached to this Agreement as Annex A (the "December 31 Balance Sheet"), subject to adjustments in the ordinary course through the Closing Date. Except for the Trade Payables and obligations under the Assumed Contracts and Equipment Leases, those liabilities included in Section 1.4 of this Agreement and those liabilities included in the Closing Net Worth Statement (as such liabilities are further described in Section 2.1(d)), the Buyer is not assuming, and the parties do not intend the Buyer to assume, pursuant to this Agreement or otherwise, any Liabilities, and the Seller agrees and confirms that it is, and will remain, responsible for and will pay, perform and discharge on a timely basis any and all such Liabilities, including without limitation, any Liability arising out of or with respect to the Seller's business relationship with Pana Pacific. For purposes of this Agreement, "Liabilities" shall include, without limitation, notes payable, liabilities, commitments, indebtedness or


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obligations of any kind whatsoever, whether absolute, accrued, contingent, matured or unmatured, direct or indirect, of the Seller, or to which any of the Seller's properties or assets are subject, in all events net of any applicable offsets.

                  (b) The Seller will assign and the Buyer will assume the equipment leases listed on Schedule 1.2(a) (the "Equipment Leases"). The Buyer will assist in obtaining the consent of National City Bank in connection with the assignment of the Equipment Leases. The Seller represents and warrants that the Equipment Leases are not in default and that the Seller will be current as of the Closing Date with respect to payments required under such Equipment Leases.

         1.3 Assignment of Certain Contract Obligations. The Seller agrees to assign to the Buyer, and the Buyer agrees to assume from the Seller, the contracts included on Schedule 1.3 (the "Assumed Contracts") including the performance of future services to the customers of the Business. The Seller acknowledges and agrees that the Buyer is not assuming the Seller's obligations with respect to open purchase orders with Pana Pacific.

         1.4 Employees of the Seller.

                  (a) The Buyer shall be obligated to offer employment to no less than 310 of the Seller's current employees of the Business, and shall be permitted to make offers of employment to employees affiliated with the Business. The Buyer shall not be responsible to the Seller or to any current or former employee of the Seller for any employee benefits (whether earned, accrued or vested) due to the Seller's employees with respect to their employment prior to the Closing, except for those liabilities included in the Closing Net Worth Statement.

                  (b) The Seller acknowledges and agrees that it will be responsible for providing its former employees, who are not offered employment by the Buyer prior to or within 5 days after the Closing, with COBRA benefits. The Seller acknowledges and agrees that the Buyer assumes no responsibility or liability for COBRA obligations to the those employees of Seller not offered employment by Buyer as provided in the immediately preceding sentence. Buyer shall cause any employee of Seller who becomes an employee of Buyer within five
(5) days after the Closing (a "Former Seller Employee") to be eligible to participate in "employee welfare benefits plans" and "employee pension benefit plans" (as defined in Section 3(1) and 3(2) of ERISA, respectively) of Buyer in which similarly situated employees of Buyer are generally eligible to participate; provided, however, that all such Former Seller Employees and their spouses and dependents shall be eligible for coverage immediately after the Closing (and shall not be excluded from coverage on account of any pre-existing condition) to the extent permissible under such plans, and such coverage shall be sufficient for Seller to discontinue offering COBRA coverage to Former Seller Employees, their spouses and dependents. Buyer shall promptly notify Seller of any Former Seller Employee (and their spouses and dependents) who become covered under Buyer's employee welfare benefit plans. The Seller further acknowledges and agrees that the Buyer is not a successor

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employer and assumes no liability with respect to matters arising prior to
Closing for workers compensation claims, liabilities or obligations with respect to the Seller's employees, except those matters included on the Closing Net Worth Statement.

                  (c) To the extent agreed upon by the Buyer and the Seller and included in the Purchase Price closing adjustments (being those adjustments made pursuant to Section 2.1(c)), the Buyer will assume certain vacation and similar benefit obligations relating to employees of the Seller hired by the Buyer as of the Closing Date, but the Buyer will assume no obligations beyond those set forth in the Closing Net Worth Statement.

                  (d) The Seller agrees that it will be responsible for, and will indemnify, defend and hold the Buyer harmless from and against, any liability under the Worker Adjustment and Retraining Notification Act ("WARN Act") with respect to any employee of the Seller not hired by the Buyer. The Buyer agrees that it will be responsible for, and will indemnify, defend and hold the Seller harmless from and against, any liability under the WARN Act with respect to any employee of the Seller hired by the Buyer; provided, however, if fifty (50) or more of the employees employed by Seller immediately prior to the date of the Closing have not been hired by the Buyer immediately after the Closing, then the Buyer will indemnity, defend and hold the Seller harmless from and against, any liability under the WARN Act.

         1.5 Confidentiality, Nonsolicitation and Noncompetition Agreement. The Seller agrees to enter into a Confidentiality, Nonsolicitation and Noncompetition Agreement at the Closing, in the form of the Confidentiality, Nonsolicitation and Noncompetition Agreement attached as Annex B (the "Noncompetition Agreement").

         1.6 Lease. The Buyer will lease from the Seller the building and related improvements (the "Facility") located in Fayetteville, Arkansas, pursuant to a Lease Agreement (the "Lease Agreement") in the form of the agreement attached as Annex C. The Lease Agreement will also set forth the terms pursuant to which the Buyer will have a right of first refusal to purchase the Facility. The Seller represents and warrants that the right of first refusal in favor of the adjacent landowner to purchase the property including the Facility has been terminated. The Seller acknowledges that the Lease Agreement will explicitly exclude from its scope certain real property adjoining the Facility.

         1.7 MIS Support Agreement. The Buyer and the Seller will enter into an MIS Support Agreement (the "MIS Support Agreement"), in the form of the MIS Support Agreement attached as Annex D.

         1.8 The Seller's Website. The Seller agrees to (i) cooperate with the Buyer in connection with the transfer of the website relating to the Business which is included among the Purchased Assets (the "Website") and (ii) continue to host the Website after the Closing on the Seller's servers for a reasonable period of time until such electronic



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data is replicated on the Buyer's servers. During this transition period, the
Seller and the Buyer will cooperate in connection with the modification of the Website to remove links to the Seller's corporate offices and the use of the Baldwin name. The Seller also agrees to create a link between the current location of the Website (www.baldwince.com) and the new location for the Website selected by the Buyer and to maintain this link for a period of 12 months after the Closing Date.

Article 2 Purchase Price and Payment

         2.1 Purchase Price.

                  (a) In consideration of the transfer of the Purchased Assets and the Business by the Seller to the Buyer, the Buyer agrees to pay the Seller $9,700,000 payable in cash at the Closing, subject to adjustment as provided in paragraph 2.1(c), plus the assumption by the Buyer of the Trade Payables, the Equipment Leases, the Assumed Contracts, those liabilities included in Section
1.4 of this Agreement and other liabilities in the Closing Net Worth Statement (as further clarified in paragraph 2.1(d)) (collectively, the " Purchase Price").

                  (b) The Purchase Price will be subject to customary pro rations as of the Closing, such as utilities and property taxes.

                  (c) (i) The Purchase Price will be increased or decreased by an amount equal to the difference, if any, in the Net Worth of the Business as of the Closing Date as compared to the Net Worth of the Business on December 31, 2000 (based on figures included in the Seller's December 31 Balance Sheet). The Seller's Closing Date Net Worth will be based on a net worth statement for the Business as of the Closing Date (the "Closing Net Worth Statement"). Subject to the definition of Net Worth set forth in paragraph 2.1(d), the Closing Net Worth Statement will be prepared in accordance with generally accepted accounting principles in a manner consistent with the December 31 Balance Sheet and consistent with Seller's past practices used in connection with its year-end financial statements for the Business.

                      (ii) The Seller's Closing Net Worth Statement will be audited by the Seller's accounting firm within 60 days after the Closing Date and delivered to Buyer and Buyer's accounting firm. If Buyer's accounting firm should object to the Closing Net Worth Statement or any items in the Closing Net Worth Statement, the Buyer shall deliver to Seller written notice of this objection with 20 days of the Buyer's receipt of the Closing Net Worth Statement. If no such objection is delivered within such 20-day period, or if Buyer and Seller agree on all matters in dispute, the Closing Net Worth Statement (as adjusted to reflect any such agreements) shall be final and binding on Buyer and Seller.

                      (iii) If the Buyer and Seller are unable to resolve all items in dispute within fifteen (15) days after the Seller's receipt of the Buyer's written objections



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to the Closing Net Worth Statement, then those items in dispute shall be submitted for resolution to a firm of independent certified public accountants jointly selected by the Seller's accounting firm and the Buyer's accounting firm (the "Firm") or, in the absence of an agreement in selecting the Firm, the Seller on the one hand, and the Buyer on the other hand, shall each select a firm of independent certified public accountants and such two firms shall select the Firm. The Firm shall resolve such disputes by application of generally accepted accounting principles in a manner consistent with the December 31 Balance Sheet and consistent with Seller's past practices used in connection with its year-end financial statements for the Business. The determination of the Firm with respect to those items in dispute, together with the determinations of the Buyer and Seller with respect to those items not in dispute, shall become the Closing Net Worth Statement and shall be final and binding upon all parties hereto. Buyer shall pay the fees of the Firm.

                  (d) "Net Worth" is an amount equal to accounts receivable trade, plus inventory, plus other current assets, plus plant, property & equipment (net of depreciation and any real estate fixtures), minus accounts payable and liabilities assumed by Buyer falling into or the following two categories: 1) employee-related liabilities and 2) warranty reserves. The Pana Pacific accounts receivable will be valued at zero on the Closing Net Worth Statement.

                  (e) Each of the Seller and the Buyer agrees to provide a $750,000 standby letter of credit securing its obligations under paragraph 2.1(c) with respect to the post-closing purchase price adjustments. Such standby letter of credits will have a term expiring 95 days after the Closing Date.

         2.2 Allocation of Purchase Price. The Purchase Price shall be allocated among the Assets as set forth on Schedule 2.2. The Buyer and the Seller shall file all reports required to be filed with the Internal Revenue Service (including IRS form 8594) in accordance with the allocation set forth on
Schedule 2.2 and to treat the transactions contemplated by this Agreement for all tax purposes in accordance with such allocation. In any proceeding related to the determination of any tax, neither the Buyer nor the Seller shall contend or represent that such allocation is not a correct allocation.

Article 3 The Closing

         3.1 Time and Place. The closing ("Closing") will take place on or before January 26, 2001, or on a date mutually agreed upon by the parties and upon satisfaction or waiver of each of the conditions to the parties' obligations to close (the "Closing Date")

         3.2 Execution and Delivery of Documents by the Seller and the Buyer. At the Closing, the following deliveries shall be required:

                  (a) The Seller will execute and deliver to the Buyer such conveyances, bills of sale, certificates of title, assignments, assurances and other instruments and documents as the Buyer may reasonably request in order to effect the sale, conveyance,



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and transfer of the Purchased Assets from the Seller to the Buyer. Such instruments and documents must be sufficient to convey to the Buyer good title to the Purchased Assets. The Seller will deliver a certificate of the Secretary of the Seller certifying a true, correct and complete copy of resolutions approved by the Seller's Board of Directors authorizing and approving the execution, performance and delivery of this Agreement and the Transaction Agreements, and the transactions contemplated by such agreements. Also at the Closing, the parties will cause the Noncompetition Agreement, the MIS Support Agreement and the Lease Agreement (collectively, the "Transaction Agreements") to be executed and delivered. The Buyer will deliver a certificate of the Secretary of the Buyer certifying a true, correct and complete copy of resolutions approved by the Buyer's Members authorizing and approving the execution, performance and delivery of this Agreement and the Transaction Agreements, and the transactions contemplated by such agreements.

                  (b) The Seller's counsel must have provided the Buyer with an opinion of counsel in the form attached as Annex E. Buyer's counsel must have provided the Seller with an opinion of counsel in the form attached as Annex F.

                  (c) The Seller agrees that it will, from time to time after the Closing Date, take such additional action and execute and deliver such further documents as the Buyer may reasonably request in order to effectively sell, transfer and convey the Purchased Assets to the Buyer and to place the Buyer in position to operate and control all of the Purchased Assets. The Buyer agrees that it will, from time to time after the Closing Date, take such additional action and execute and deliver such further documents as the Seller may reasonably request in order to complete the transactions contemplated by this Agreement.

                  (d) The Seller must deliver to the Buyer evidence of the obtaining of any required third party consents to assignment of the Assumed Contracts and any consents required to the transfer of the Purchased Assets, with the form and content of such items satisfactory to the Buyer.

                  (e) The Buyer and the Seller will each deliver their $750,000 standby letters of credit as contemplated by paragraph 2.1(e).

                  (f) Seller will deliver to Gary Lehren a check(s) in payment of the $70,000 stay bonus and the $99,010 change of control payment owed to him by Seller.

                  (g) An Indemnity Agreement of even date from Buyer and its sole member to Seller relating to Synchronic Business Solutions, LLC.

Article 4 Representations and Warranties of the Seller

As a material inducement to the Buyer to enter into and perform this Agreement, the Seller represents and warrants to the Buyer as follows:



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         4.1 Authority as to Execution.

                  (a) The Seller has full legal power and authority (corporate and otherwise) to execute and deliver this Agreement, the Transaction Agreements, and the other instruments called for by this Agreement and to perform the Seller's obligations under this Agreement, the Transaction Agreements, and the other instruments called for by this Agreement. The Seller is a corporation, duly organized and validly existing under the laws of Delaware. This Agreement and the Transaction Agreements constitute valid and legally binding obligations of the Seller, enforceable in accordance with their terms. The execution and delivery of this Agreement and the instruments called for by this Agreement by or on behalf of the Seller and the consummation of the transactions contemplated hereunder and thereunder, subject to the terms of this Agreement, have each been duly authorized by all necessary corporate action, including without limitation, approval by the Seller's Board of Directors.

                  (b) Except for any third party consents to assignment of the Assumed Contracts and the Equipment Leases and any consents required to the transfer of the Purchased Assets, the execution and delivery of this Agreement and the Transaction Agreements, the consummation of the transactions contemplated hereby and thereby, and the performance and fulfillment of their respective obligations and undertakings hereunder and thereunder by the Seller will not, (i) violate any provision of, or result in the breach of or accelerate or permit the acceleration of any performance required by the terms of, any contract, agreement, arrangement or undertaking to which the Seller is a party or by which it may be bound; any judgment, decree, writ, injunction, order or award of any arbitration panel, court or governmental authority; or any applicable law, ordinance, rule or regulation of any governmental body; (ii) result in the creation of any claim, lien, charge or encumbrance upon any of the properties or assets (whether real or personal, tangible or intangible) of the Seller; (iii) terminate or cancel, or result in the termination or cancellation of, any agreement or undertaking to which the Seller is a party; or (iv) in any way affect or violate the terms or conditions of, or result in the cancellation, modification, revocation or suspension of, any of the Seller's permits or licenses.

         4.2 Taxes. The Seller has timely filed all federal, state, local and other tax returns and paid all taxes shown as due on such returns or otherwise due from, assessed against or owed by the Seller solely with respect to the Purchased Assets or the Business, the failure of which returns to be filed or the failure of which taxes to be paid could result in a lien upon any of the Purchased Assets or with respect to which the Buyer could have successor liability under applicable laws. Present taxes which the Seller are required by law to withhold or collect with respect to the Business have been, to the best of the Seller's knowledge, withheld or collected and have been paid over to the proper governmental authorities or are properly held by the Seller for such payment. No deficiency for any taxes or claim for additional tax assessment by any taxing authority, which if unsatisfied could result in a lien upon any of the Purchased Assets or could result in the Buyer incurring successor liability under applicable laws, has been, to the best of



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the Seller's knowledge, proposed, asserted, or assessed against the Seller, nor has the Seller granted any extension or waiver of any limitation period applicable to any tax claims relating to the Business which has not been closed.

         4.3 Title. The Seller has and will transfer to the Buyer at the Closing good title to all of the assets included among the Purchased Assets, free and clear of any Liens. None of the Purchased Assets are leased (excluding those assets subject to the Equipment Leases and except as contemplated by Section 1.6).

         4.4 Condition of FFE. The furniture, fixtures and equipment included in the Purchased Assets are, in all material respects, in serviceable condition for the purposes currently used in the operation of the Business, ordinary wear and tear excepted. The Purchased Assets are, to the best of the Seller's knowledge, all of the assets which are reasonably necessary for the operation of the Business by the Buyer.

         4.5 Insurance. Schedule 4.5 lists all policies of insurance which insure the Purchased Assets or the Business, setting forth the types and amounts of coverage, and further lists any material clams against such insurance policies during the past 12 months. The Seller will use its best effort to ensure that such policies will remain in effect until the Closing Date.

         4.6 Disclosure. No representation or warranty made by the Seller in this Agreement and no statement made in or any amount set forth on any schedule called for by and incorporated into this Agreement is false or misleading in any material respect or omits to state any fact necessary to make any such representation or statements not misleading in any material respect.

         4.7 Licenses and Permits. Except as described on Schedule 4.7 (collectively, the "Licenses"), Seller has been issued all permits, licenses, accreditations, authorizations, orders, ratings or approvals of any federal, state, local or foreign governmental or regulatory bodies necessary under current laws and regulations for the Seller's operation of the Business as presently conducted. Except as described on Schedule 4.7, the Licenses are in full force and effect and, to the best of the Seller's knowledge, except as described on Schedule 4.7, (i) no default or violation exists under any of the Licenses, (ii) no suspension, notice of deficiency, or cancellation of any of the Licenses has been received or is threatened, and (iii) there is no reason to believe that but for the transaction contemplated by this Agreement on expiration the Licenses would not be renewed.

         4.8 Intellectual Property.

                  (a) Intellectual Property Asset--The term "Intellectual Property Assets" includes:

                      (i) any fictional business names, trading names, registered and unregistered trademarks, service marks, and applications used in or related to the



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Business as set forth on Schedule 4.8(a) (collectively, "Marks");

                      (ii) any patents, patent applications, and inventions and discoveries that may be patentable used in or related to the Business as set forth on Schedule 4.8(a) (collectively, "Patents");

                      (iii) any copyrights in both published works and unpublished works used in or related to the Business as set forth on Schedule 4.8(a) (collectively, "Copyrights");

                      (iv) any rights in mask works used in or relating to the Business as set forth on Schedule 4.8(a) (collectively, "Rights in Mask Works"); and

                      (v) any know-how, trade secrets, confidential information, customer lists, software, technical information, data, process technology, plans, drawings, and blue prints as set forth on Schedule 4.8(a) (collectively, "Trade Secrets"); owned, used, or licensed by the Seller as licensee or licensor and used in or related to the Business.

                  (b) Agreements - Schedule 4.8(b) contains a complete and accurate list and summary description, including any royalties paid or received by the Seller with respect to the Business, of all contracts relating to the Intellectual Property Assets to which the Seller is a party or by which the Seller is bound and which relate to the Business, except for any license implied by the sale of a product and perpetual, paid-up licenses for commonly available software programs with a value of less than $1,000 under which the Seller is the licensee. There are no outstanding and, to the Seller's knowledge, no threatened disputes or disagreements with respect to any such agreement.

                  (c) Know-How Necessary for the Business The Intellectual Property Assets are all those necessary for the operation of Business as they are currently conducted. The Seller is the owner of all right, title, and interest in and to each of the Intellectual Property Assets, free and clear of all liens, security interests, charges, encumbrances, equities, and other adverse claims, and has the right to use without payment to a third party all of the Intellectual Property Assets. No former or current employee of the Seller has claimed, or to the best of Seller's knowledge, has any basis for claiming, any ownership rights in any inventions, improvements, discoveries, or information relating to the Business, and all such items developed by the Seller's former or current employees were done so on a work for hire basis.

                  (d) Patents . The Seller neither owns nor uses any Patents under any license arrangement or otherwise in connection with the operation of the Business.

                  (e) Trademarks. Except for the Seller's name, the Seller neither owns nor uses any Trademarks under any license arrangement or otherwise, in connection with the operation of the Business. The Seller's name (Baldwin) and all Marks, Copyrights



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and Trademarks related to the same are excluded from the Purchased Assets.

         (f) Copyrights

                  (i) Schedule 4.8 contains a complete and accurate list and summary description of all Copyrights. The Seller is the owner of all right, title, and interest in and to each of the Copyrights, free and clear of all liens, security interests, charges, encumbrances, equities, and other adverse claims.

                  (ii) All the Copyrights have been registered and are currently in compliance with formal legal requirements, are valid and enforceable, and are not subject to any maintenance fees or taxes or actions falling due within ninety days after the date of Closing.

                  (iii) No Copyright is infringed or, to the Seller's knowledge, has been challenged or threatened in any way. None of the subject matter of any of the Copyrights infringes or is alleged to infringe any copyright of any third party or is a derivative work based on the work of a third party.

         (g) Trade Secrets

                  (i) With respect to each Trade Secret, the documentation relating to such Trade Secret is current, accurate, and sufficient in detail and content to identify and explain it and to allow its full and proper use without reliance on the knowledge or memory of any individual.

                  (ii) The Seller has taken all commercially reasonable precautions to protect the secrecy, confidentiality, and value of its Trade Secrets.

                  (iii) The Seller has good title and an absolute (but not necessarily exclusive) right to use the Trade Secrets. The Trade Secrets are not part of the public knowledge or literature, and, to the Seller's knowledge, have not been used, divulged, or appropriated either for the benefit of any Person (other than the Seller) or to the detriment of the Seller. No Trade Secret is subject to any adverse claim or has been challenged or threatened in any way.

         4.9 Contracts.

                  (a) Schedule 1.3 contains a complete and accurate list of the Assumed Contracts. Except (i) as disclosed on Schedule 4.9, (ii) for the Equipment Leases and (iii) for Seller's existing credit agreement with General Electrical Capital Corporation, the Seller is not a party to any contract relating to the Business or the Purchased Assets other than the Assumed Contracts.

                  (b) Except as set forth in Schedule 4.9, each Assumed Contract is in



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full force and effect and is valid and enforceable in accordance with its terms except as limited by laws affecting creditors rights or equitable principles generally.

                  (c) Except as set forth in Schedule 4.9:

                      (i) The Seller is, and at all times since January 1, 1999, has been, in material compliance with all applicable terms and requirements of each Assumed Contract under which the Seller has or had any obligation or liability or by which the Seller or any of the Purchased Assets is or was bound;

                      (ii) To the best of Seller's knowledge, each other person that has or had any obligation or liability under any Assumed Contract is, and at all times since January 1, 1999, has been, in full compliance with all applicable terms and requirements of such Assumed Contract;

                      (iii) To the best of Seller's knowledge, no event has occurred or circumstances exists that (with or without notice or lapse of time) may contravene, conflict with, or result in a violation or breach of, or give the Seller or other party the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or to cancel, terminate, or modify, any Assumed Contract; and

                      (iv) The Seller has not given to or received from any other person, at any time since January 1, 1999, any notice or other communication (whether oral or written) regarding any actual, alleged, possible, or potential violation or breach of, or default under, any Assumed Contract.

                  (d) There are no renegotiations of, attempts to renegotiate, or outstanding rights to renegotiate any material amounts paid or payable to the Seller under current or completed Assumed Contracts with any person and no such person has made written demand for such renegotiation.

                  (e) The Assumed Contracts relating to the sale, design, manufacture, or provision of products or services by the Seller have been entered into in the ordinary course of Seller's business and have been entered into without the commission of any act alone or in concert with any other person, or any consideration having been paid or promised, that is or would be in violation of any applicable laws, regulations or other legal authorities.

         4.10 Accounts Receivable. All accounts receivable of the Seller that are reflected on the Closing Net Worth Statement (collectively, the "Accounts Receivable") represent or will represent valid obligations arising from sales actually made or services actually performed in the ordinary course of business. The Accounts Receivable are current and collectible within 150 days, net of the allowance for bad debts included in the Closing Net Worth Statement. There is no contest, claim, or right of set-off, other than returns in the ordinary course of business, under any contract with any obligor of an



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Accounts Receivable relating to the amount or validity of such Accounts
Receivable. The Seller agrees to provide the Buyer with reasonable assistance in connection with the Buyer's collection of the Accounts Receivable.

         4.11 Inventory. All inventory of the Seller reflected in the December 31 Balance Sheet and, as of its date on the Closing Net Worth Statement, consists of a quality and quantity usable and salable in the ordinary course of business, except for obsolete items and items of below-standard quality, in each case reserved for on such statements in a manner consistent with the Seller's past practices and in accordance with generally accepted accounting principles.

         4.12 No Violation of Law. The Seller is not in default or violation of, has received no notice of default or violation of any statute, ordinance, regulation, order, writ, injunction or decree of any court or governmental agency or authority applicable to the Business or the Purchased Assets, including without limitation, health care laws and regulations.

         4.13 Litigation. There are no actions, suits or proceedings, pending, or, to the best of the Seller's knowledge, after due inquiry, threatened before any court, commission, agency or other administrative authority against, or affecting the Business or the Purchased Assets and, after due inquiry, the Seller is not the subject of any order or decree relating to or affecting the Business or the Purchased Assets other than those of general application.

         4.14 Environmental Standards. Except as disclosed in Schedule 4.14, the Seller has operated the Business in material compliance with all limitations, restrictions, conditions, standards, prohibitions, requirements, obligations, schedules and timetables contained in or required under any applicable federal, state, local or foreign law, regulations, ordinances, permits, licenses, consent decrees and orders relating to pollution, the environment, or the use, storage, transportation or disposal of pollutants, dangerous substances, toxic substances, hazardous wastes, medical wastes, infectious wastes or hazardous substances. Except as disclosed in Schedule 4.14, the Seller has not caused or permitted any hazardous substance, as that term is now defined in the Comprehensive Environmental Response, Compensation and Liability Act of 1980 (42 U.S.C. Section 9601, et seq.) to be disposed on, under or at the premises of the Business, or any part thereof, and no part thereof has ever been used by the Seller as a permanent storage or disposal site for any such Hazardous Substances. Irrespective of any provisions of this Agreement to the contrary, all of Seller's representations and warranties pertaining or related to pollutants, dangerous substances, toxic substances, hazardous wastes, medical infectious wastes, hazardous substances or petroleum substances as well as any other matter relating or pertaining to pollution or the environment are contained solely in this Section 4.14.

         4.15 Financial Statements. Any financial information provided by the Seller to the Buyer in connection with the transactions contemplated by this Agreement, including without limitation, the December 31 Balance Sheet and the Closing Net Worth Statement has been prepared from the books and records of account of the Business, is true and correct in all material respects, and presents fairly the results of operations and the financial condition of the Business as of the date of such financial information and is prepared in accordance with generally accepted accounting principles applied on a consistent basis and, in all other events, is consistent with Seller's past practices with respect to the preparation of the December 31 Balance Sheet and Seller's year-end financial statements relating to the Business. From the date of the financial information provided to the Buyer until the date of this Agreement, the business and affairs of the Seller have been conducted only in the ordinary course, and there has been no change in the Seller's condition (financial or otherwise), assets, liabilities, or earnings, other than changes in the ordinary course of business, none of which either singularly or in the aggregate has been materially adverse; and there has been no damage, destruction, loss or other occurrence or development (whether or not insured against), which either singularly or in the aggregate materially adversely affects the assets, liabilities, earnings, business, or operations of the Seller.

         4.16 Employees and Independent Contractors. The Seller has provided the Buyer prior to the Closing Date with a true and correct list including the name, salary or compensation (including without limitation all commission, override or bonus arrangements), vacation and sick leave policies or other benefits, job description and original employment or contract date of all current employees and independent contractors of the Business based upon the most recently processed information, and the accrued and/or earned vacation time of all employees and, to the Seller's knowledge, the dates and information concerning any previous salary or compensation change or adjustment and the reasons therefor for each such current employee.

         4.17 Adverse Action. The Seller has not received any written notice of any judicial or administrative action against the Seller, the Business or the Purchased Assets.

         4.18 Consents. No consents, approvals or authorizations of, or declaration, filing or registration with, any governmental or regulatory authority is required in connection with the execution and delivery of this Agreement by the Seller and consummation by the Seller of the transactions contemplated hereby.

         4.19 Commissions. The Seller has not authorized any person to act in such a manner as to give rise to any valid claim against the Buyer for a brokerage commission, finder's fee, or similar payment as a result of the transactions contemplated under this Agreement.

Article 5 Representations of the Buyer

         As a material inducement to the Seller to enter into this Agreement, the Buyer hereby represents and warrants to the Seller as follows:

         5.1 Authority as to Execution.The execution and delivery of this Agreement and the instruments called for by this Agreement by or on behalf of the Buyer and the consummation of the transactions contemplated hereunder and thereunder, subject to the terms of this Agreement, have each been duly authorized by all necessary corporate actions. This Agreement and each of the instruments called for by this Agreement will be a valid and binding obligation of the Buyer, each enforceable against the Buyer in accordance with their respective terms.

         5.2 Organization and Corporate Authority. The Buyer is a limited liability company duly organized, validly existing and in good standing under the laws of the Commonwealth of Kentucky with full power and authority (corporate or otherwise) to execute, deliver and perform its obligations under this Agreement and the instruments called for by this Agreement.

         5.3 No Violation of Law; Other Agreements. Neither the execution and delivery of this Agreement or the instruments called for by this Agreement, nor consummation of the transaction herein or therein contemplated, nor compliance with the terms, conditions and provisions hereof or thereof, will conflict with or violate any provision of law or of the Articles of Organization or Operating Agreement of the Buyer, or result in a violation or default in any provision or any regulation, order, writ, injunction or decree of any court or governmental agency or authority, or of any agreement or instrument to which the Buyer is a party or by which the Buyer is bound or subject.

         5.4 Commissions. The Buyer has not authorized any person to act in such a manner as to give rise to any valid claim against the Seller for a brokerage commission, finder's fee, or similar payment as a result of the transactions contemplated under this Agreement.

         5.5 Consents. No consents, approvals or authorizations of, or declaration, filing or registration with, any governmental or regulatory authority is required in connection with the execution and delivery of this Agreement by the Buyer and consummation by the Buyer of the transactions contemplated hereby.

Article 6 Indemnification

         6.1 Survival of Representations and Warranties. All of the representations, warranties and covenants and indemnities made by the Seller and the Buyer under this Agreement will survive the closing of the transactions contemplated by this Agreement for a period of 18 months after the date of this Agreement, except that the Seller's representations in paragraph 4.2 will survive for any applicable statute of limitations, the Seller's representations in paragraphs 4.1 and 4.3 will survive indefinitely, and the Buyer's representations in paragraphs 5.1 and 5.2 will survive indefinitely.

         6.2 Indemnification of the Buyer. The Seller will indemnify, defend and hold the Buyer harmless from and against, and reimburse the Buyer on demand for, any damage, loss, cost or expense (including reasonable attorneys' fees) (collectively, "Indemnifiable Loss") incurred by the Buyer resulting from (i) any breach of the Seller's representations, warranties or covenants in this Agreement, or from any misrepresentation in, or omission by the Seller under this Agreement, (ii) any brokerage or similar fee due to any agent of the Seller, (iii) any federal, state or local tax liability or obligation arising with respect to the Seller, the Purchased Assets or the operation of the Business prior to the Closing Date, (iv) any liability with respect to which the Purchased Assets are subject to as of the Closing Date or any liability or obligations of the Seller or the Business, except for (A) prospective obligations under the Assumed Contracts, Equipment Leases and the Trade Payables and (B) any liability otherwise expressly assumed by Buyer under this Agreement, and (v) any costs or claims incurred by the Buyer with respect to the Seller's former employees with respect to those employees' COBRA benefits or any other benefits or compensation relating to any period prior to the date on which such employee is hired by the Buyer, except to the extent of vacation and similar benefits that are specifically assumed by the Buyer on a Purchase Price closing statement and liabilities and obligations of Buyer pursuant to Section 1.4 of this Agreement.

         6.3 Indemnification of the Seller. The Buyer will indemnify and hold the Seller harmless against, and reimburse the Seller on demand for, any damage, loss, cost or expense (including reasonable attorneys' fees) incurred by the Seller resulting from (i) any breach of the Buyer's representations, warranties, or covenants contained in this Agreement, or from any misrepresentation in, or omission by the Buyer under this Agreement, or (ii) any brokerage or similar fee due to any agent of the Buyer.

         6.4 Limitation on Indemnities. The indemnifications set forth in Sections 6.2 and 6.3 shall not cover any claim:

                  (a) For which the underlying facts, circumstances, or conditions were disclosed in writing to the indemnitee in the Schedules to this Agreement, to the extent such facts, circumstances, or conditions would reasonably have permitted the indemnitee to identify such claim at such time;

                  (b) that is not expressly identified in a claim notice or indemnity notice which is provided to the indemnitor prior to the date occurring 18 months from the date of this Agreement, or with respect to any representations and warranties that survive beyond 18 months, in a claim notice or indemnity notice prior to the any expiration of the survival of such representation and warranty;

                  (c) for any single incident, circumstance or occurrence for which the actual indemnifiable loss does not exceed $50,000; provided, however, that if the amount of any such claim should exceed $50,000 (an "Indemnifiable Loss"), the indemnifying party shall be obligated to pay the entire amount of such Indemnifiable Loss;

                  (d) until the aggregate liability for all indemnification claims made hereunder exceeds $100,000, whereupon the party claiming such indemnification shall be entitled to indemnification of any additional Indemnifiable Losses; or

                  (e) to the extent the indemnifying party's aggregate liability for all claims made hereunder would exceed $5,000,000.

         The limitations on indemnification set forth in this paragraph 6.4 are not applicable to the collection of accounts receivable included among the Purchased Assets (the "Accounts Receivable"). The Seller agrees to pay the Buyer an amount (the "Receivable Deficiency") equal to the difference between the accounts receivable trade shown on the Closing Net Worth Statement, net of any reserve for bad accounts receivables on such statement, and the aggregate amount of such Accounts Receivable collected by the Buyer within 80 days after the Closing Date, subject to Section 6.5 below. If the Buyer collects any additional Accounts Receivable after the Cut-Off Date (as defined in Section 6.5), then the Buyer agrees to immediately pay such amount to the Seller in reimbursement of the payment made by the Seller pursuant to the preceding sentence, net of any reasonable expenses incurred by Buyer to collect such Accounts Receivable. The Seller will not be required to pay the Buyer as provided in this paragraph with respect to any accounts receivable that are written off on the Closing Net Worth Statement, including without limitation, the Pana Pacific accounts receivable; provided, however, that to the extent the Buyer receives any funds with respect to either (i) the Pana Pacific accounts receivable or (ii) any accounts receivable that do not relate to the Business (including without limitation payments from account debtors listed on attached Schedule 6.4), then Buyer agrees to immediately pay such amount (less expenses of collection, if applicable) to Seller.

         6.5 A/R Letter of Credit. Seller agrees to either (i) pay the Receivable Deficiency, if any, to the Buyer within 5 business days after receipt of a statement from the Buyer setting forth the aggregate amount of accounts receivable collected during the 80 day period after the Closing Date or (ii) provide a letter of credit prior to the 95th day after the Closing Date in an amount equal to the Receivable Deficiency with an expiration date for such letter of credit of July 10, 2001, to cover collection of accounts receivable between the 80th day after the Closing Date and 150th day after the Closing Date. If Seller selects clause (i) then the "Cut-Off Date" shall be 80 days after Closing Date and if Seller selects clause (ii), the the "Cut-Off Date" shall be 150 days after the Closing Date.

Article 7 Other Provisions

         7.1 Further Assurances. The parties agree to execute and deliver any and all papers and documents which may be reasonably necessary to carry out the terms of this Agreement.

         7.2 Entire Agreement; Amendment. All schedules to this Agreement are deemed to be incorporated into and made part of this Agreement. This Agreement together with the schedules, contains the entire agreement between the parties and there are no agreements, representations, or warranties which are not set forth herein. This Agreement may not be amended or revised except by a writing signed by both parties hereto.

         7.3 Binding Effect; Assignment. This Agreement is binding upon and inures to the benefit of the parties and their respective successors and assigns. The Buyer may not assign this Agreement without obtaining the Seller's consent. This Agreement is not intended and must not be construed to create any rights in any parties other than the Buyer and the Seller and no person may assert any rights as a third party beneficiary.

         7.4 Separate Counterparts. This Agreement may be executed in several identical counterparts, all of which when taken together constitutes but one instrument, and it will not be necessary in any court of law to introduce more than one executed counterpart in proving this Agreement. This Agreement may be executed and delivered by fax counterpart signatures, and upon exchange of fax counterpart signatures, this Agreement will be binding upon the parties.

         7.5 Transaction Costs. Each party to this Agreement agrees to be responsible for its own costs for any legal, accounting and other services, if any, attendant to the transactions contemplated by this Agreement. Each party hereto agrees to indemnify and hold the other party harmless from any claim or demand for commission or other compensation by any broker, finder or similar agent, whether or not a current or former employee of such party, claiming to have been employed by such party in connection with the transactions contemplated by this Agreement and to bear the cost of legal expenses incurred in defending against any such claim.

         7.6 Notices. Any notice, request, instruction or documents required or permitted hereunder must be in writing and will be deemed given if delivered personally or by certified mail, U.S. mail, national recognized overnight courier service or sent by telex, telecopy or other telecommunication device capable of creating a written record (and promptly confirmed by hard copy delivery) to a party at the address set forth below:

         (i)       If to the Seller:  Baldwin Piano & Organ Company
                                      4680 Parkway Drive
                                      Suite 200
                                      Mason, Ohio  45040
                                      Attention: CFO

         (ii)     with a copy to:     Graydon Head & Ritchey LLP
                                      Suite 1900, Fifth Third Center
                                      511 Walnut Street
                                      Cincinnati, Ohio  45202
                                      Attention:  Jeffrey L. Rohr, Esq.

         (ii)     If to the Buyer:    Ayrshire Electronics LLC

                                      200 Cabel Street
                                      Louisville, Kentucky 40206

                  With a copy to:     Stites & Harbison
                                      400 West Market Street, 18th Floor
                                      Louisville, Kentucky 40202-3363
                                      Fax: (502) 587-6391
                                      Attn: W. Thomas Halbleib, Jr., Esq.

unless and until notice of another or different address is given as provided herein.

         7.7 Severability. The provisions of this Agreement are severable, and the invalidity of any provision will not affect the validity of any other provision.

         7.8 Captions. The captions herein have been inserted solely for convenience of reference and in no way define, limit or describe the scope or substance of any provision of this Agreement.

         7.9 Gender. All pronouns used herein will include both the masculine and feminine gender as the context requires.

         7.10 Governing Law; Joint Preparation. The execution, interpretation, and performance of this Agreement will be governed by the laws of the Commonwealth of Kentucky, without regard to or application of its conflicts of law principles. This Agreement is deemed to have been prepared jointly by the parties. Any ambiguity in this Agreement will not be interpreted against either party and will be interpreted as if each of the parties hereto had prepared this Agreement.

         7.11 Knowledge of the Seller. Where any representation or warranty contained in this Agreement is expressly qualified by reference to the knowledge or best knowledge of the Seller, the Seller confirms that it has made due and diligent inquiry of the Seller's President and Seller's Executive Vice President which are the subject of the representation and warranty.

         7.12 Public Announcement. Neither Buyer nor Seller shall publicly disclose this Agreement or any dealings between or among the Parties in connection with the subject matter hereof without the prior written approval of the other. Notwithstanding the foregoing, if either Party has been advised by its legal counsel that it is required by law to publicly disclose this Agreement or any dealings between or among the Parties in connection with the subject matter hereof, then the Party will make such required disclosure, provided it consults with the other Party to the extent reasonably possible, as to the content of such disclosure.

         IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the date first above written.

                                        BALDWIN PIANO & ORGAN COMPANY

                                        By /s/ Duane D. Kimble, Jr.
                                           ------------------------

                                        Title: EVP, CFO

                                        AYRSHIRE ELECTRONICS LLC

                                         By: CDR Manufacturing, Inc.

                                         By /s/ Milo D. Bryant
                                            ------------------

                                         Title: Chairman CEO